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650-470-4522
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TIVEY@SKADDEN.COM


August 24, 2006



Mr. Martin F. James
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:    ZiLOG, Inc.
                     Form 10-K for the fiscal year ended March 31, 2006 File June 26, 2006
                     File No. 1-13478
                     --------------------------------------------------

Dear Mr. James:

On behalf of our client, ZiLOG, Inc., a Delaware corporation (the "Company"), set forth below are the Company's responses to the comments raised by the staff of the Commission (the "Staff") set forth in your letter dated August 3, 2006 (the "Comment Letter"). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Form 10-K for the fiscal year ended March 31, 2006
--------------------------------------------------

Period Comparisons - Change in fiscal years, page 4
---------------------------------------------------

1. We note your statements that for financial reporting purposes and convenience of reference, interim fiscal periods are labeled as ending on calendar month-end. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods end. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 2



Response
--------

The Company acknowledges that in future filings it will include financial statements that correctly present the actual dates on which its fiscal periods end. Similarly, the Company will include in future filings audit reports that opine on financial statements as of and for the periods ended on the actual dates on which its fiscal years ended.


Management's Discussion and Analysis of Financial Conditions, page 38
---------------------------------------------------------------------

Critical Accounting Policies and Estimates - Assets Impairments, page 43
------------------------------------------------------------------------

2. We note that you did not include a current period operating or cash flow loss combined with a history of operating or cash flow losses, one of the examples presented in paragraph 8 of SFAS 144, on the list of factors you consider important to trigger an impairment review. As we note that the company has had losses in fiscal periods ended in 2006, 2005, 2004 and 2003, please address the following:

         a)       o    Explain how you applied the guidance in SFAS 144 in each
              of these periods.

         b)       o    Tell us when you last evaluated your long-lived assets
              for impairment, the basis for your conclusion at that time, and the amounts of any charges recorded.

         c)       o    Explain why you do not consider a current period
              operating or cash flow loss combined with a history of operating or cash flow losses an important factor when considering the need for an impairment analysis or revise the discussion on page 43 in future filings to include that factor.


Response
--------

The long-lived assets referred to above were recorded as a result of the Company's recapitalization in May 2002, as disclosed on page 39 of its Form 10-K for the fiscal year ended March 31, 2006, "2002 Financial Restructuring and Reorganization".

         a) The Company applied the guidance of SFAS 144 at the time of reporting in each of the years 2006, 2005, 2004, 2003 and 2002. The method used to determine that the carrying value of the long-lived assets on the balance sheet was recoverable at that time was by forecasting the revenue and cost projections associated with the technologies to which

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 3



              the long-lived assets were recorded. From these forecasts and projections the Company calculated the undiscounted cash flows associated with these long lived assets and determined that these are in excess of the carrying value. Given that the forecasts and projections are merely estimates the Company has further detailed as Exhibit 1 attached hereto the actual cash flow generated from these long-lived assets (labeled as Classic Cash Flows) which indicates the continued strength of the cash flow in each year for these related technologies. Although these estimates include certain allocations of costs between these technologies and the Company's investment technology portfolio, the Company believes the resulting undiscounted cash flows are an adequate indication that the long-lived assets were not and are not impaired.

         b) The Company last evaluated its long-lived assets as of March 31, 2006. No charges or adjustments were recorded as a result of the review. As of March 31, 2006 the $4.8 million carrying value of the Company's long-lived assets is less than the $14.6 million of undiscounted cash flows expected to be generated in fiscal 2007 by the technologies that the long-lived assets were based on. Please refer to Exhibit 2 attached hereto (labeled as Classic Cash Flows).

         c) The Company agrees that operating and cash flow losses are an important factor when considering the need for an impairment analysis and will expand its impairment disclosure to include this factor. Updated language included in our 10Q for the quarter ending July 1, 2006 is as follows:

Factors we consider important which could trigger an impairment review include the following:

       o significant changes in the manner of our use of the acquired assets;
       o decrease in our market value below our stockholders' equity book value;
       o    significant changes in the strategy for our overall business;
       o    significant negative sales, industry or economic trends; and
       o    periods of operating or cash flow losses.


Fiscal 2006 Activities, page 49
-------------------------------

3. We note your disclosure that the estimates used to determine the fair value of assets held for sale are based on the results of a third-party appraisal. Please note that if in future periods you intend to incorporate

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 4



         your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include its consent in that filing pursuant to Securities Act Rule 436. Otherwise, revise the Form 10-K, as appropriate.


Response
--------

The Company notes the Staff's comment and agrees that if in future periods it intends to incorporate its Form 10-K by reference into a registration statement, it will be required to identify the appraiser and include its consent in that filing pursuant to Securities Act Rule 436 or it will otherwise revise its Form 10-K at that time to address the Staff's comment.


Non-GAAP EBITDA Measure, page 60
--------------------------------

4. In future filings, please revise your discussions of EBITDA to provide all the disclosures required by Item 10(e) of Regulation S-K. Your current presentation lacks the substantive disclosure that is addressed in Question 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure in future filings to explain in greater detail:

         o the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

         o the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

         o the economic substance behind management's decision to use the measure; and

         o the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.


Response
--------

The Company notes the Staff's comment and agrees that in future filings it will revise its discussions of EBITDA to provide all the disclosures required by
Item 10(e)

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 5

of Regulation S-K. The Company notes that in the third paragraph on Page 38 of its Form 10-K under the heading Management's Discussion and Analysis of Financial Condition and Results of Operations it includes the following paragraph:


"We also disclose and discuss EBITDA as a measure of liquidity in our filings with the Securities and Exchange Commission, earnings releases and investor conference calls. We believe the disclosure of such information helps investors more meaningfully evaluate the results of our ongoing operations. However, we recommend that investors carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, our Annual Reports on Form 10-K, and our quarterly earnings releases, compare GAAP financial information with the pro forma financial results disclosed in our quarterly earnings releases and investor calls, and read the associated reconciliation."


The Company would propose the following disclosure for future filings to expand on this disclosure:


"We present EBITDA amounts to reflect a non-GAAP measure of our liquidity. EBITDA reflects our Earnings Before Interest, Taxes, Depreciation and Amortization. We believe the disclosure of such information helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flow from operations as a way to assess the cash generated from our business available for capital expenditures and debt service. However, we recommend that investors carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, our Annual Reports on Form 10-K, and our quarterly earnings releases, compare GAAP financial information with the non-GAAP financial results disclosed in our quarterly earnings releases and investor calls, and read the associated reconciliation."


5. We note that you present a measure of "net sales excluding foundry services" on page 52. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to instead disclose the amount of foundry sales included in the GAAP results.


Response
--------

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 6



The Company notes the Staff's comment and agrees that in future filings it will exclude its discussions of net sales excluding foundry services.


6. We note on page 38 your reference to certain non-GAAP measures as pro forma financial results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in all future filings to omit the term "pro forma" when referring to your non-GAAP information.


Response
--------

         The Company notes the Staff's comment and agrees that in future filings it will omit the term "pro forma" when referring to its non-GAAP information.


Audited Financial Statements
----------------------------

Note 13.  Geographic and Segment Information - page 100
-------------------------------------------------------

7. We note your statement that you operate one reportable segment. However, we note that elsewhere in the document you refer to certain lines of business and that you present net sales by regions, channels and business lines on page 45.


         o Describe to us the level of discrete financial information provided to your CODM at each of these levels.


         o Please document for us how, in reaching your conclusion, you evaluated whether each of these regions, channels and business lines represented operations segments pursuant to paragraph 10 of SFAS 131, and if so, how they met the aggregation criteria outlined in paragraph 17 of SFAS 131.


Response
--------

                  The primary financial information provided to the Company's Chief Operating Decision Maker (CODM) is at the total company level. The Company provides supplemental financial information related to products grouped by technologies. Spending for R&D and SG&A to support these technologies is allocated to these product categories.

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 7



                  Pursuant to paragraph 10 of SFAS 131, the Company concludes that it is one reportable segment primarily based on the fact that its results from operations are not reviewed by the CODM to make decisions about resources to be allocated by region, channel or business line and performance is not assessed by region, channel or business line. The Company's organizational structure is very flat and decisions tend to be made at the total functional group level. Furthermore, the Company does not employ a directly accountable manager by region, channel or business line to be responsible for the associated operating activities, financial results, forecasts or plans.


                  The results of the Company's operations by region, channel and business line meet the aggregation criteria outlined in paragraph 17 of SFAS 131. They have similar economic characteristics as described in the following:

         a) The nature of products and services: all of the basic products are microcontrollers using similar technologies with similar characteristics.

         b) The nature of the production processes: all products are manufactured similarly. The key steps for all production activity are wafer fabrication, package assembly and testing for product quality and functionality.

         c) The type or class of customer for the products and services: all products are diverse in customer base and are ultimately sold by the Company's customers into many varied end markets. These markets include consumer products, automotive, data communications, security, and health and fitness to name a few.

         d) The methods used to distribute the products or services: all products can be sold direct to a customer or through distribution depending on the customer's volume requirements or logistic support needs. The Company has engaged a number of distributors in Asia, Europe and the United States to support the market requirements and any product may be sold through any channel.


Form 8-K dated May 18, 2006
---------------------------

8. We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of operations. This format may be confusing to investors as it also presents several non-GAAP measures, including non-GAAP net sales, non-GAAP operating expenses, non-GAAP other income, and non-GAAP provision for income taxes, which

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 8



         have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.


         o To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, such non-GAAP gross margins and non-GAAP operating loss, with the appropriate reconciliations;


         o Please note that in the event that your Form 8-K is incorporated by reference into a '33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.


Response
--------

         The Company would propose that on a prospective basis it would remove the non-GAAP financial information provided on pages 4 and 5 of its quarterly earnings release furnished on its Form 8-K with the SEC dated August 3, 2006 and replace it with a similar disclosure as provided in Exhibit 3 attached hereto. We respectfully advise the Staff that we believe the example disclosure attached as Exhibit 3 contains the disclosures required by Item 10(e)(1)(i) of Regulation S-K. The example disclosure includes: (A) a presentation with equal prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; (B) a quantitative reconciliation schedule for the non-GAAP measures, which discloses the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; (C) a statement disclosing the reasons why management believes that presentation of each non-GAAP financial measure provides useful information to investors regarding the Company's financial condition and results of operations; and (D) a statement disclosing the additional purposes for which management uses each non-GAAP financial measure.

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 9



The Company notes the Staff's comment regarding incorporation by reference of its Form 8-K into a '33 Act document.


9. Further, we note that you present several additional measures within the table entitled Non-GAAP Selected Quarterly and Year-end Financial Data which are not labeled as non-GAAP, and for which you have not provided a reconciliation to the directly comparable GAAP measures. Please refer to the requirements of Item 10(e)(ii)(E) of Regulation S-K and revise all future filings to use titles and descriptions for your non-GAAP measures that are not the same as, or confusingly similar to, those of your GAAP measures. In addition, revise all future filings to provide the reconciliations required by Item 10(e)(i)(B) of Regulation S-K.


Response
--------

         The Company acknowledges the Staff's comment and will use the titles and descriptions of non-GAAP measures that are not the same as or confusingly similar to, those of its GAAP measures and that it will include the reconciliations required by Item 10(e)(i)(B) of Regulation S-K as outlined in
Exhibit 3 attached hereto.


                  The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff's comments or change to the disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                  Please contact the undersigned at (650) 470-4522 should you require further information or have any questions.


                                            Sincerely,


                                            Thomas J. Ivey

cc:   Mr. Perry J. Grace
      ZiLOG, Inc.

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 10



Exhibits:



Exhibit 1                                   CY02       CY03       CY04      Stub 05      FY06
                                           Actual     Actual     Actual      Actual     Actual
                                           ------     ------     ------      ------     ------
Classic Cash Flows                    $     21.1  $    17.7   $    13.6   $    0.8   $    10.2
Non Classic Cash Flows                     (15.4)     (16.1)      (21.9)      (5.1)      (20.7)
                                     ----------------------------------------------------------
Total Product Related Cash Flows      $      5.7  $     1.6   $    (8.3)  $   (4.4)  $   (10.6)
Amortization of Intangibles                  7.9        6.8         4.2        0.6         1.9
Stock Compensation                           2.4        1.5         2.0        0.3         0.7
Other Changes                               (9.0)     (11.8)        1.6       (0.6)        1.6
                                     ----------------------------------------------------------
Operating Cash Flows                  $      7.0  $    (1.9)  $    (0.5)  $   (4.1)  $    (6.4)
                                     ----------------------------------------------------------


Exhibit 2                                    FY07
                                             Fcst
                                             ----
Classic Cash Flows                    $      14.6
Non Classic Cash Flows                      (16.3)
                                     --------------
Total Product Related Cash Flows      $      (1.7)
Amortization of Intangibles                   1.2
Stock Compensation                            1.5
Other Changes                                (0.6)
                                     --------------
Operating Cash Flows                  $       0.4
                                     --------------



Exhibit 3

                                                                ------------------------------------------------------
                                                                                  Three Months Ended
                                                                ------------------------------------------------------
                                                                 Jun. 30,   Mar. 31,   Dec. 31,    Sep. 30,   Jun. 30,
                                                                   2006       2006       2005        2005      2005
                                                                ---------------------------------   --------   -------
Reconcilliation of Non-GAAP Information to GAAP Results
-------------------------------------------------------
Non-GAAP net loss                                                   ($0.7)     ($2.0)     ($2.2)     ($3.5)     ($3.6)
Non-GAAP adjustments:
      Special charges and (credits), net                              0.1       (0.1)       0.3        0.7        1.5
      Cost of sales relating to inventory adjustments                  -         0.5         -          -          -
      Amortization of intangible assets                               0.4        0.3        0.5        0.5        0.5
      Non-cash stock-based compensation R&D                           0.1         -          -          -          -
      Non-cash stock-based compensation SG&A                          0.2        0.1        0.1        0.1        0.5
                                                                -----------   --------   --------   --------   -------
  Total non-GAAP adjustments                                          0.8        0.8        0.9        1.3        2.5
                                                                -----------   --------   --------   --------   -------
GAAP Net loss                                                       ($1.5)     ($2.8)     ($3.1)      ($4.8)    ($6.1)
                                                                -----------   --------   --------   --------   -------


Non-GAAP Net Loss
Non-GAAP net loss excludes special charges and credits, adjustments to cost of sales relating to certain inventory adjustments and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that non-GAAP net loss is a useful measure as it excludes certain non-recurring items as well as certain non-cash charges which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 11



addition to, not as a substitute for, or superior to the net loss measured in accordance with GAAP.



                                                                ------------------------------------------------------
                                                                                  Three Months Ended
                                                                ------------------------------------------------------
Reconcilliation of Net Loss and Cash Flow From Operating          Jun. 30,   Mar. 31,   Dec. 31,    Sep. 30,   Jun. 30,
-------------------------------------------------------             2006       2006       2005        2005      2005
  Activities to EBITDA                                          ---------------------------------   --------   -------
  --------------------
  Reconciliation of not loss to EBITDA:

       Net loss                                               $      (1.5)  $   (2.8)  $    (3.1)  $  (4.8)  $   (6.1)
       Depreciation and amortization                                  1.1        0.9         1.3       1.2        1.1
       Interest income                                               (0.3)      (0.2)       (0.2)     (0.2)      (0.2)
       Provision for income taxes                                     0.6        0.6          -        0.7        0.6
                                                                -----------   --------   --------   --------   -------
     EBITDA                                                   $     ($0.1)  $  ($1.5)  $   ($2.0)  $ ($3.1)  $  ($4.6)
                                                                ===========   ========   ========   ========   =======


  Reconciliation of EBITDA to net cash used by
  operating activities:
    EBITDA                                                    $      (0.1)  $   (1.5)  $    (2.0)  $  (3.1)  $   (4.6)
    Provision for income taxes                                       (0.6)      (0.6)         -       (0.7)      (0.6)
    Interest income                                                   0.3        0.2         0.2       0.2        0.2
    Stock-based compensation                                          0.3        0.1         0.1       0.1        0.4
    Changes in operating assets and liabilities                      (0.2)       1.1        (0.2)      1.2        3.1
                                                                -----------   --------   --------   --------   -------
  Net cash used by operating activities                       $     ($0.3)  $  ($0.7)  $   ($1.9)  $ ($2.3)  $  ($1.5)
                                                                ===========   ========   ========   ========   =======


Non-GAAP EBITDA
Management believes that EBITDA, that is Earnings or loss Before Interest Taxes Depreciation and Amortization, is a useful measure of our liquidity. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flow from operations as a way to assess the cash generated from our business available for capital expenditures and debt service. However, we recommend that investors carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, our Annual Reports on Form 10-K, and our quarterly earnings releases, compare GAAP financial information with the non-GAAP financial results disclosed in our quarterly earnings releases and investor calls, and read the associated reconciliation.

Mr. Martin F. James
U.S. Securities and Exchange Commission
August 24, 2006
Page 12



                                                                ------------------------------------------------------
                                                                                  Three Months Ended
                                                                ------------------------------------------------------
Reconcilliation of Net Loss and Cash Flow From Operating          Jun. 30,   Mar. 31,   Dec. 31,    Sep. 30,   Jun. 30,
-------------------------------------------------------             2006       2006       2005        2005      2005
  Activities to Adjusted EBITDA                                 ---------------------------------   --------   -------
  -----------------------------
  Reconciliation of not loss to Adjusted EBITDA:

       Net loss                                               $      (1.5)  $   (2.8)  $    (3.1)  $  (4.8)  $   (6.1)
       Depreciation and amortization                                  1.1        0.9         1.3       1.2        1.1
       Interest income                                               (0.3)      (0.2)       (0.2)     (0.2)      (0.2)
       Provision for income taxes                                     0.6        0.6          -        0.7        0.6
       Special charges and credits                                    0.2         -          0.1       0.7        1.7
       Stock-based compensation                                       0.3        0.1         0.1       0.1        0.4
                                                                -----------   --------   --------   --------   -------
     Adjusted EBITDA                                          $      $0.4   $  ($1.4)  $   ($1.8)  $ ($2.3)  $  ($2.5)
                                                                ===========   ========   ========   ========   =======


  Reconciliation of Adjusted EBITDA to net cash used by
  operating activities:
    Adjusted EBITDA                                           $       0.4   $   (1.4)  $    (1.8)  $  (2.3)  $   (2.5)
    Provision for income taxes                                       (0.6)      (0.6)         -       (0.7)      (0.6)
    Interest income                                                   0.3        0.2         0.2       0.2        0.2
    Stock-based compensation                                         (0.3)       0.1         0.1       0.1        0.4
    Special charges and credits                                       0.2         -          0.1       0.7        1.7
    Changes in operating assets and liabilities                      (0.3)       1.0        (0.5)     (0.3)      (0.7)
                                                                -----------   --------   --------   --------   -------
  Net cash used by operating activities                       $     ($0.3)  $  ($0.7)  $   ($1.9)  $ ($2.3)  $  ($1.5)
                                                                ===========   ========   ========   ========   =======


Non-GAAP Adjusted EBITDA
EBITDA reflects our Earnings Before Interest, Taxes, Depreciation and Amortization. Management uses separate "adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. We believe the disclosure of such information helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses Adjusted EBITDA as a measure of the liquidity of our business. Our management uses Adjusted EBITDA as a supplement to cash flow from operations as a way to assess the cash generated from our business available for capital expenditures and debt service. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to net loss and net cash provided or used by operating activities prepared in accordance with GAAP.